UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS
AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Fury Gold Mines Limited

B.	(1)	This is [check one]:
	☒	an original filing for the Filer.
	☐	an amended filing for the Filer.

C.	Identify the filing in conjunction with which this Form is being filed:
	Name of registrant:	Fury Gold Mines Limited
	Form type:	Form F-10 Registration Statement
	File Number (if known):	333-255676
	Filed by:	Fury Gold Mines Limited
	Date Filed (if filed concurrently, so indicate):	April 30, 2021 (concurrent herewith)

D.	The Filer is incorporated or organized under the laws of British Columbia, Canada and has its principal place of business at: 34 King Street East, Suite 601, Toronto, M5C 2X8 Canada, Tel: (778) 729-0600.

E.	The Filer designates and appoints: Corporation Service Company located at 251 Little Falls Drive, Wilmington, Delaware 19808 (800) 927-9800 as the agent (the “Agent”) of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 filed on April 30, 2021 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that the service of an administrative subpoena shall be effected by service upon such Agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Form F-10; the securities to which the Form F-10 relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Country of Canada this 30th day of April, 2021.

FURY GOLD MINES LIMITED

By:	/s/ Michael Timmins
Name:	Michael Timmins
Title:	President and Chief Executive Officer

This statement has been signed by the following persons in the capacities and on the date indicated.

CORPORATION SERVICE COMPANY

By:	/s/ Jerome L. Suarez
Name:	Jerome L. Suarez
Title:	Assistant Secretary
Date:	April 30, 2021